[SANOFI-AVENTIS LOGO]

                                                       Paris, September 22, 2004


                  NEW APPOINTMENTS IN THE SANOFI-AVENTIS GROUP


Further to the appointments of a hundred managers in Pharmaceutical Operations at the beginning of the month, THE SANOFI-AVENTIS GROUP today announced the appointment of the managers in the following departments:

-        Scientific and Medical Affairs, headed by Gerard LE FUR
-        Finance, headed by Jean-Claude LEROY
-        Industrial Affairs, headed by Gilles LHERNOULD
-        Communications, headed by Nicole CRANOIS
-        Legal, headed by Dirk OLDENBURG
-        Audit and Internal Control Assessment, headed by Marie-Helene LAIMAY

The announcement of these appointments shows the rapid continuation of the integration process within the new sanofi-aventis Group.


THE SANOFI-AVENTIS GROUP is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Important Information
---------------------
In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.



                Senior Vice President, Corporate Communications:
       Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
               Tel: + 33.1.53.77.42.23 - Fax + 33.1.53.77.42.65 -
          174 avenue de France - 75013 Paris - www.sanofi-aventis.com


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